Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors completes sale of its Defense business to Tata Advanced Systems Limited

Mumbai, April 1, 2021: Tata Motors Limited (TML) has completed the transfer of its Defense business with effect from 1 April 2021 to Tata Advanced Systems Limited (TASL) Ltd for an upfront consideration of INR 227.7 Crores (which is subject to closing balance sheet adjustments). The transfer has been completed through a slump sale as per Scheme of Arrangement approved by National Company Law Tribunal at Mumbai and Hyderabad.

TML has been in the defense sector for several decades, and currently has a wide portfolio of logistics, combat support and armoured vehicles for the defense, paramilitary and state police forces. In recent years, TML has also focused on developing state-of-art armoured carriers & platforms such as Wheeled Amphibious Armoured Fighting Vehicles, Mine Protected and Light Armoured Multi-Role Vehicles. TML has partnered the Indian defense establishment in various strategic programs such as MRSAM, Aakash, Agni, BrahMos, etc. TML also exports its range of defense vehicles to SAARC, ASEAN, and African nations.

TASL, a wholly owned subsidiary of Tata Sons Pvt., is focused on providing integrated solutions for aerospace, defense and homeland security. The sale of Defense business to TASL is in line with Tata Group’s strategy of consolidating the defense businesses under a single entity to bring scale and synergy. TML will continue to play a significant role in the value chain by supplying chassis and aggregates to TASL for developing specialized defense applications, while continuing to supply pure civilian PVs and CVs to defense forces directly. TASL will invest in enhancing design & development capabilities for expanding the global footprint and providing specialist, high value-added, futuristic solutions to defense customers in and outside India. The consolidation will yield benefits in the form of operational and financial synergies helping deliver better value for both the entities.

Over the next several months, TML and TASL will work closely to ensure smooth transition of the Defense business.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 10 associate companies, 3 joint ventures and 2 joint operations as on March 31, 2020.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and

R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.